Exhibit 99.1

December 19, 2012

Michael Sharp, General Counsel

Jefferies & Company, Inc.

Jefferies High Yield Trading, LLC

520 Madison Avenue

New York, NY 10022

Re:	Agreement re Cash/Stock Election

Dear Mr. Sharp:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 19, 2012, among GETCO Holding Company, LLC (“GETCO”), Knight Capital Group, Inc. (“Knight”) and GA-GTCO, LLC. The Merger Agreement contemplates a business combination of GETCO and Knight through the consummation of certain mergers and related transactions (as contemplated by the Merger Agreement, the “Transaction”). The Merger Agreement provides that the former holders of Knight common stock will be permitted to elect to receive their merger consideration, upon the closing of the Transaction, in the form of cash, common stock of a newly formed public company or a combination of the two, in accordance with the terms set forth in Section 2.3 of the Merger Agreement.

This letter agreement (this “Letter Agreement”) sets forth the agreement among GETCO, Jefferies & Company, Inc. and Jefferies High Yield Trading, LLC (together, “Jefferies”) regarding the cash election of Jefferies pursuant to Section 2.3 of the Merger Agreement with respect to all Knight common stock owned by Jefferies in connection with the Transaction.

In consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, each of GETCO and Jefferies hereby agree as follows:

1. Jefferies Excess Shares.

(a) Jefferies hereby agrees that if it makes a cash election with respect to more than 50% of the shares of Knight common stock owned by it (in the aggregate), and the total number of “Cash Election Shares” (as defined in the Merger Agreement) is greater than the “Cash Election Shares Limit” (as defined in the Merger Agreement), then the Exchange Agent (as defined in the Merger Agreement) shall, before reducing the amount of any other holders’ Cash Election Shares (in accordance with the pro rata mechanism provided in Section 2.3 of the Merger Agreement) reduce the number of Cash Election Shares of Jefferies down to 50% of the total shares of Knight common stock owned by Jefferies.

(b) Jefferies agrees to provide GETCO a copy of any election form (or similar form or document) relating to its elections within 24 hours from the time such form is transmitted to the exchange agent (or other person designated to receive such forms in connection with the Transaction).

2. Authority; Consents.

(a) Each party hereto represents and warrants to the other party that (i) it has the full corporate power and authority to execute and deliver this Letter Agreement and to carry out the terms and provisions of this Letter Agreement, (ii) the execution and delivery of this Letter Agreement and the performance of the obligations contemplated hereunder, have, if required, been duly and validly approved by the board of directors or comparable governing body of such party and authorized by all necessary action by such party, (iii) this Letter Agreement has been duly and validly executed and delivered by such party and constitutes a valid and binding agreement of such party, enforceable against it in accordance with its terms, and (iv) no other action is necessary to authorize the execution and delivery by such party or the performance of such party’s obligations hereunder.

(b) The execution and delivery by Jefferies of this Letter Agreement does not, and the performance of Jefferies’ obligations hereunder will not, require Jefferies to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or governmental entity except for such filings as may be required pursuant to applicable U.S. securities laws.

3. Acknowledgement. Jefferies acknowledges that GETCO will be irreparably harmed by and that there will be no adequate remedy at law for a violation by Jefferies of its obligations under this Letter Agreement. Without limiting other remedies, GETCO shall have the right to enforce this Letter Agreement by specific performance or injunctive relief.

4. Governing Law. This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws.

5. Binding on Successors. The terms and conditions of this Letter Agreement shall inure to the benefit of and be binding upon the parties hereto and the heirs, successors and assigns of Jefferies and the successors and assigns of GETCO.

6. Counterparts. This Letter Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or e-mail, shall be deemed an original, and all of which shall constitute one and the same agreement.

[Signature Page Follows]

Sincerely,

GETCO HOLDING COMPANY, LLC

By:	/s/ John McCarthy
Name: John McCarthy
Title: General Counsel

Agreed and Accepted by:

JEFFERIES & COMPANY, INC.

By:	/s/ Michael J. Sharp
Name: Michael J. sharp
Title: EVP, General Counsel and Secretary

Dated: December 19, 2012

Agreed and Accepted by:

JEFFERIES HIGH YIELD TRADING, LLC

By:	/s/ Robert Welch
Name: Robert Welch
Title: Chief Financial Officer

Dated: December 19, 2012

[Signature Page to Letter Agreement]